Mail Stop 3561

October 2, 2008

Héctor Treviño Gutiérrez
Chief Financial Officer
Coca-Cola FEMSA, S.A.B. de C.V.
Guillermo González Camarena No. 600
Centro de Ciudad Santa Fé
01210 México, D.F., México

       Re: **Coca-Cola FEMSA, S.A.B. de C.V.**
                Form 20-F for Fiscal Year Ended
                December 31, 2007
                Filed June 30, 2008
                File No. 001-12260

Dear Ms. Gutiérrez:

      We have completed our review of your filing and have no further comments at this time.

                Sincerely,

                John Reynolds
                Assistant Director

cc: Alfredo Fernández
       Fax: (52-55) 5292-3473